Exhibit 99.2

LAKE SHORE GOLD CORP.

Consolidated Financial Statements

(December 31, 2014 and 2013)

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements have been prepared by management and are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”). Other information contained in this document has also been prepared by management and is consistent with the data contained in the consolidated financial statements. A system of internal controls has been developed and is maintained by management to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable.

The Board of Directors approves the financial statements and ensures that management discharges its financial reporting responsibilities. The Board’s review is accomplished principally through the audit committee, which is composed of non-executive directors. The audit committee meets periodically with management and the auditors to review financial reporting and control matters.

/s/ Anthony Makuch	/s/ Philip C. Yee

Anthony Makuch	Philip C. Yee
Chief Executive Officer	Senior Vice President and Chief Financial Officer

March 25, 2015

Toronto, Canada

Management’s Report on Internal Controls Over Financial Reporting

The management of Lake Shore Gold Corp. (the “Company”) is responsible for establishing and maintaining adequate internal controls over financial reporting. The Company’s internal controls over financial reporting are reviewed and approved by the Chief Executive Officer and the Senior Vice President and Chief Financial Officer with the expectation of providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the IASB.

Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections regarding the effectiveness of these controls applicable to future periods are subject to risk and may not be sufficient to meet the degree of compliance required to comply with the policies or procedures in the future.

Management conducted an assessment of the Company’s internal controls over financial reporting based on the “Internal Control-Integrated Framework (1992)” established by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on that assessment, the Chief Executive Officer and Senior Vice President and Chief Financial Officer concluded the Company’s internal controls over financial reporting were effective as of December 31, 2014. There were no material weaknesses identified by management as of December 31, 2014.

/s/ Anthony Makuch	/s/ Philip C. Yee

Anthony Makuch	Philip C. Yee
Chief Executive Officer	Senior Vice President and Chief Financial Officer

March 25, 2015

Toronto, Canada

Independent Auditor’s Report

To the Shareholders and Board of Directors of Lake Shore Gold Corp.

We have audited the accompanying consolidated financial statements of Lake Shore Gold Corp. (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2014 and December 31, 2013, and the consolidated statements of comprehensive income (loss), consolidated statements of changes in equity and consolidated statements of cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Lake Shore Gold Corp. as at December 31, 2014 and December 31, 2013, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

“Deloitte LLP”

Chartered Professional Accountants, Chartered Accountants

Licensed Public Accountants

March 25, 2015

Toronto, Canada

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in thousands of Canadian dollars)

As at December 31,	Note		2014	2013

Assets
Current assets
Cash and cash equivalents			$54,370	$33,120
Receivables and prepaids	9		3,697	3,589
Inventories and stockpiled ore	10		25,450	20,378
			83,517	57,087
Non-current assets
Available for sale investments	11		708	416
Investments in associates	12		586	1,749
Restricted cash	13		7,418	7,095
Mining interests	14		527,449	531,585
			$619,678	$597,932

Liabilities
Current liabilities
Accounts payable and accrued liabilities	15		$26,531	$21,619
Current portion of finance lease obligations	16		7,090	3,446
Current portion of long term debt	17		6,590	13,339
Current portion of share based liabilities	18		394	—
Deferred premium on flow-through shares	21		3,128	—
			43,733	38,404
Non-current liabilities
Finance lease obligations	16		6,851	6,150
Long term debt	17		89,708	116,686
Share-based liabilities	18		1,694	754
Environmental rehabilitation provision	19		5,640	4,770
			103,893	128,360

Shareholders’ Equity
Share capital			1,033,623	1,017,262
Equity portion of convertible debentures	17	(b)	14,753	14,753
Reserves			32,297	31,388
Deficit			(608,621)	(632,235)
			472,052	431,168
			$619,678	$597,932

Subsequent events (note 14)

Commitments and contractual obligations (note 27)

See accompanying notes to the consolidated financial statements

Approved by the Board

/s/ Alan Moon	/s/ Arnold Klassen
Alan C. Moon	Arnold Klassen
Director	Director

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands of Canadian dollars, except per share amounts)

For the years ended December 31,	Note		2014	2013

Revenue			$256,144	$192,647
Production costs	6		(120,303)	(107,491)
Depletion and depreciation			(71,729)	(60,205)
Impairment charge	14		—	(225,000)
Earnings (loss) from mine operations			64,112	(200,049)
General and administrative			(13,534)	(12,555)
Exploration and evaluation	14		(3,339)	(1,313)
Share of loss of investments in associates	12		(865)	(1,833)
Write down of investments in associates and available for sale investments	11,12		(807)	(3,874)
Earnings (loss) from operations and associates			45,567	(219,624)

Other (loss) income, net	7		(3,284)	5,133

Finance items	8
Finance income			691	706
Finance expense			(19,360)	(15,382)
Earnings (loss) from continuing operations			23,614	(229,167)
Loss from discontinued operations	12	(a(i))	—	(4,302)
Net earnings (loss)			$23,614	$(233,469)

Other comprehensive income (loss)
Items that may be reclassified subsequently to profit or loss
Other comprehensive (loss) income from continuing operations, net of tax
Unrealized gain on available for sale investments, net of tax	11,12	(a(ii))	(237)	1,786

Other comprehensive income from discontinued operations

Exchange differences on translation of foreign operations	12	(a(i))	—	3,967
Comprehensive income (loss) from continuing operations			$23,377	$(227,381)
Comprehensive loss from discontinued operations			$—	$(335)
Total comprehensive income (loss)			$23,377	$(227,716)

Basic and diluted income (loss) per share	21	(c)
Earnings (loss) per share from continuing operations			$0.06	$(0.55)
Earnings (loss) per share			$0.06	$(0.56)

Weighted average number of common shares outstanding (in 000’s)	21	(c)
Basic			421,158	416,536
Diluted			426,325	416,536

See accompanying notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of Canadian dollars)

For the years ended December 31,	Note		2014	2013

Operating Activities
Net earnings (loss) from continuing operations			$23,614	$(229,167)
Impairment charge			—	225,000
Depletion and depreciation			71,775	60,316
Share-based payments expense	18,21	(b(iv))	2,668	2,621
Share of loss of investments in associates			865	1,833
Write down of investments			807	3,874
Other loss (income), net			3,284	(5,133)
Realized derivative and foreign exchange gain, net	17	(a(i))	(2,976)	(2,114)
Finance income			(691)	(706)
Interest received			592	629
Finance expense			19,360	15,382
Interest paid			(8,907)	(10,120)
Change in non-cash operating working capital	23		865	8,232
Net cash flow provided by continuing operating activities			$111,256	$70,647

Investing Activities
Additions to mining interests, including movements in working capital			(56,952)	(99,901)
Restricted cash			(323)	—
Proceeds from sale of mining interest			—	200
Net cash flow used in investing activities			(57,275)	(99,701)

Financing Activities
Long term debt payments	17	(a)	(47,054)	(21,453)
Proceeds from long term debt, net of transaction costs	17	(a,b)	—	33,450
Proceeds from sale lease back	16		—	7,300
Payment of finance lease obligations			(5,522)	(5,739)
Common shares issued for cash (net of share issue costs)	21	(a)	19,310	—
Exercise of stock options			494	23
Net cash flow (used in) provided by financing activities of continuing operations			(32,772)	13,581

Impact of foreign exchange on cash balances			41	(122)

Increase (decrease) in cash and cash equivalents during the year			$21,250	$(15,595)
Cash and cash equivalents at beginning of year			33,120	48,715
Cash and cash equivalents at end of year			$54,370	$33,120

Supplemental cash flow information note 23

See accompanying notes to the consolidated financial statements

LAKE SHORE GOLD CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands of Canadian dollar except for share information)

			Share capital		Equity	Reserves
	Note		Shares (‘000s)	Amount	portion of convertible debentures	Warrants	Share-based payments	Investment revaluation reserve	Deficit	Equity
At January 1, 2014			416,620	$1,017,262	$14,753	$2,469	$28,682	$237	$(632,235)	$431,168
Shares issued as part of various agreements	21	(a)	50	45	—	—	—	—	—	45
Flow-through shares issued	21	(a)	18,200	15,652	—	—	—	—	—	15,652
Share-based payments	21	(b(iv))	—	—	—	—	1,334	—	—	1,334
Stock-options exercised (including transfer from reserves of $188)	21	(b(ii))	563	664	—	—	(188)	—	—	476
Net earnings and comprehensive income			—	—	—	—	—	—	23,614	23,614
Other comprehensive loss, net of tax			—	—	—	—	—	(237)	—	(237)
Total comprehensive income								(237)	23,614	23,377
At December 31, 2014			435,433	$1,033,623	$14,753	$2,469	$29,828	$—	$(608,621)	$472,052

			Share capital			Reserves
	Note		Shares (‘000s)	Amount	Equity portion of convertible debentures	Warrants	Share-based payments	Currency translation adjustment	Investment revaluation reserve	Deficit	Shareholders’ equity
At January 1, 2013			415,654	$1,016,524	$14,753	$2,469	$26,259	$(3,967)	$(1,549)	$(398,766)	$655,723
Shares issued as part of agreements (net of share issue costs of $30)	21	(a)	936	702	—	—	—	—	—	—	702
Share-based payments	21	(b(iv))	—	—	—	—	2,436	—	—	—	2,436
Stock-options exercised (including transfer from share based payments reserve of $13)	21	(b(ii))	30	36	—	—	(13)	—	—	—	23
Net loss										$(233,469)	(233,469)
Other comprehensive income, net of tax								3,967	1,786	—	5,753
Total comprehensive income								3,967	1,786	(233,469)	(227,716)
At December 31, 2013			416,620	$1,017,262	$14,753	$2,469	$28,682	$—	$237	$(632,235)	$431,168

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(in thousands of Canadian dollars, except per share amounts)

1.              DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Lake Shore Gold Corp. (“Lake Shore Gold” or the “Company”) is a publicly listed company, incorporated in Canada; the Company’s shares are traded on the Toronto Stock Exchange and on the NYSE MKT stock exchange. The head office, principal address and record office are located at 181 University Avenue, Suite 2000, Toronto, Ontario, Canada, M5H 3M7. The Company is primarily engaged in the operation, exploration and development of three gold complexes located in the Timmins Gold Camp in Timmins, Ontario; the Company also has certain exploration properties in Quebec. The Company is in commercial production at its Timmins West Mine and Bell Creek Mine.

2.              BASIS OF PREPARATION

Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements were approved by the Board of Directors of the Company on March 25, 2015.

These consolidated financial statements have been prepared under the historical cost convention, except for certain financial instruments measured at fair value, as set out in the accounting policies in note 3.

The preparation of consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 4.

3.              SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies are set out below:

a)             Basis of presentation and consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries. Subsidiaries are those entities controlled by the Company. Control exists when the Company is exposed or has rights to the variable returns from the subsidiary and has the ability to affect those returns through its power over the subsidiary. Power is defined as existing rights that give the Company the ability to direct the relevant activities of the subsidiary. The financial statements of the subsidiaries are included in the consolidated financial statements from the date that control is transferred to the Company to the date control ceases. All intercompany transactions, balances, income and expenses are eliminated in full upon consolidation.

An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor an interest in a joint venture. The Company is presumed to have significant influence if it holds, directly or indirectly, 20% or more of the voting power of the investee. If the Company holds less than 20% of the voting power, other relevant factors are examined by the Company to determine whether it has significant

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(in thousands of Canadian dollars, except per share amounts)

influence. The factors that may enable the exercise of significant influence include the proportion of seats on the board being assigned to the Company, nature of the business decisions that require unanimous consent of the directors, ability to influence the operating, strategic and financing decisions and the existing ownership composition vis-à-vis the Company’s ability to exercise significant influence.

The subsidiaries and associates of the Company as at December 31, 2014 and their principal activities are described below:

Name	Place of Incorporation	Proportion of Ownership Interest	Principal Activity
Subsidiaries
LSG Holdings Corp.	British Columbia	100%	Not active*
Associates
Northern Superior Resources	British Columbia	23.78%	Exploration

*In process of winding-up

The financial statements of subsidiaries are prepared for the same reporting periods as the Company, using consistent accounting policies. Where necessary, adjustments are made to bring the accounting policies of the Company’s associates in line with those of the Company. All intercompany balances and transactions have been eliminated upon consolidation.

b)             Investments in associates

The Company’s investments in associates are accounted for using the equity method of accounting. Under the equity method, the Company’s investment in an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company’s share of earnings and losses of the associate and for impairment losses after the initial recognition date. The Company’s share of an associate’s losses that are in excess of its investment in the associate are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. The Company’s share of earnings and losses of associates are recognized in net earnings (loss) during the period.

After application of the equity method, the Company determines whether it is necessary to recognize an impairment loss on the Company’s investment in an associate. The Company determines at each statement of financial position date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Company calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount in net earnings (loss). When a group entity transacts with an associate of the Company, profit and losses are eliminated to the extent of the Company’s interest in the relevant associate.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(in thousands of Canadian dollars, except per share amounts)

c)              Non-current assets held for sale and discontinued operations

Non-current assets are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset (or disposal group) is available for sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

When the Company is committed to a sale plan involving loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale when the criteria described in the above paragraph are met, regardless of whether the Company will retain a non-controlling interest in its former subsidiary after the sale.

A discontinued operation is a component of an entity that either has been disposed of, or that is classified as held for sale, and represents a separate major line of business or geographical area of operations, is a part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations, or is a subsidiary acquired exclusively with a view to resale.

Non-current assets classified as held for sale and discontinued operations are measured at the lower of carrying amount or fair value less costs to sell. Any gain or loss from disposal of a business, together with the results of these operations until the date of disposal, is reported separately as discontinued operations. The financial information of discontinued operations is excluded from the respective captions in the consolidated financial statements and related notes for all years presented.

d)             Foreign currency translation

The functional currency for each entity consolidated with the Company is determined by the currency of the primary economic environment in which it operates (the “functional currency”). The consolidated financial statements are presented in Canadian dollars, which is the Company’s functional and reporting currency.

In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated at the rate on the date of transaction.

Foreign operations are translated from their functional currencies into Canadian dollars on consolidation by applying the exchange rate at period-end for assets and liabilities and the average exchange rate for profit and loss items. Exchange differences, including differences that arise relating to long-term intercompany balances that form part of the net investment in a foreign operation, are recognized in other comprehensive income (loss) (as exchange differences on translation of foreign operations). Fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(in thousands of Canadian dollars, except per share amounts)

at the closing rate. On the disposal of a foreign operation the accumulated exchange differences in respect of that operation are reclassified to net earnings (loss).

e)              Financial instruments

Financial assets and liabilities are recognized when the Company or its subsidiaries become party to the contracts that give rise to them and are classified as loans and receivables, financial instruments fair valued through profit or loss, held-to-maturity, available-for-sale financial assets and other liabilities, as appropriate. The Company considers whether a contract contains an embedded derivative when the entity first becomes a party to it. The embedded derivatives are separated from the host contract if the host contract is not measured at fair value through profit or loss and when the economic characteristics and risks are not closely related to those of the host contract. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required.

Financial assets at fair value through profit or loss (“FVTPL”)

Financial assets at FVTPL include financial assets held for trading and financial assets designated upon initial recognition as at FVTPL. A financial asset is classified in this category principally for the purpose of selling in the short term, or if so designated by management. The Company holds warrants in certain public companies; the warrants are considered derivatives and measured at fair value, with changes in fair value at each period end recorded in net earnings (loss). Transaction costs are expensed as incurred.

Available-for-sale financial assets

Available-for-sale (“AFS”) financial assets are those non-derivative financial assets that are designated as such or are not classified as loans and receivables, held-to-maturity investments or financial assets at FVTPL. AFS financial assets are measured at fair value upon initial recognition and at each period end, with unrealized gains or losses being recognized as a separate component of equity in other comprehensive income (loss) until the investment is derecognized or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in net earnings (loss). The Company has classified its investments in certain public companies as available-for-sale.

Loans and receivables

Trade receivables, loans and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivable. Loans and receivable are initially recognized at the transaction value and subsequently carried at amortized cost using the effective interest method if the time value of money is significant. Gains and losses are recognized in the statement of comprehensive income (loss) when the loans and receivables are derecognized or impaired, as well as through the amortization process. Interest income is recognized by applying the effective interest rate, except for short term receivables when the recognition of interest would be immaterial.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(in thousands of Canadian dollars, except per share amounts)

Other financial liabilities

Other financial liabilities, including borrowings, are recognized initially at fair value, net of transaction costs. After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest method. Gains and losses are recognized in net earnings (loss) when the liabilities are derecognized as well as through the amortization process. Borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the statement of financial position date, and are derecognized when, and only when, the Company’s obligations are discharged or they expire.

Derivative instruments

Derivative instruments, including embedded derivatives, are recorded at fair value on initial recognition and at each subsequent reporting period. Any gains or losses arising from changes in fair value on derivatives are recorded in the statement of comprehensive income (loss).

Fair values

The fair value of quoted investments is determined by reference to market prices at the close of business on the statement of financial position date. Where there is no active market, fair value is determined using valuation techniques. These include using recent arm’s length market transactions; reference to the current market value of another instrument which is substantially the same; discounted cash flow analysis; and, pricing models.

Financial instruments that are measured subsequent to initial recognition are grouped into a hierarchy based on the degree to which the fair value is observable as follows:

Level 1 fair value measurements are quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Impairment of financial assets

Financial assets, other than those recorded at FVTPL, are assessed for indicators of impairment at each period end. A financial asset is considered impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investments have been adversely impacted.

If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortization) and its fair value is transferred from equity to net earnings (loss), and

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(in thousands of Canadian dollars, except per share amounts)

cumulative gains or losses previously recognized in other comprehensive income or loss are reclassified to net earnings (loss) in the period. Reversals of impairment in respect of equity instruments classified as available-for-sale are not recognized in net earnings (loss) but included in other comprehensive income (loss).

f)               Cash and cash equivalents

Cash and cash equivalents includes cash and short-term money market instruments that are readily convertible to cash with original terms of three months or less.

g)             Inventories and stockpiled ore

Inventories are valued at the lower of cost or net realizable value. Inventories include stockpiled ore, gold in circuit and bullion inventories as well as materials and supplies inventory. Cost is determined using the weighted average method. The cost of ore inventories is based on the average cost of production. For this purpose, the costs of production include: (i) materials, equipment, labour and contractor expenses which are directly attributable to the extraction and processing of ore; (ii) depletion and depreciation of property, plant and equipment used in the extraction and processing of ore; and (iii) related production overheads (based on normal operating capacity).

Net realizable value is the estimated selling price in the ordinary course of business, less all estimated costs of completion and costs necessary to make the sale.

h)             Mining interests

Mining interests represent capitalized expenditures related to the development of mining properties, related plant and equipment and expenditures arising from property acquisitions. Upon disposal or abandonment, the carrying amounts of mining interests are derecognized and any associated gains or losses are recognized in net earnings (loss).

Mining properties

Purchased mining properties are recognized as assets at their cost of acquisition or at fair value if purchased as part of a business combination. Mineral exploration costs are charged to net earnings (loss) in the year in which they are incurred (“green field exploration”), unless any of the conditions listed as (i) and (ii) are present in any of the mineral properties, in which case the costs of further exploration and development on the property are capitalized:

(i)             The Company establishes a National Instrument (“NI”) 43-101 technical report with resources and/or reserves in a property; and/or

(ii)          The Board of Directors of the Company approves the start of an advanced exploration program on a property, which requires surface or/and underground work (such as an open pit or underground drifts, shafts and other works, other than exploration drilling and analysis).

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(in thousands of Canadian dollars, except per share amounts)

Mining properties and process facility assets are amortized upon commencement of commercial production either on a unit-of-production basis over measured and indicated resources included in the mine plan or the life of mine.

Revenues realized before commencement of commercial production (“pre-production revenues”), which are not incidental but are necessary to bring the mine to the condition required to be operating in the manner intended by management, are recorded as a reduction of the respective mining asset.

Commercial production

Capitalization of costs incurred ceases when the related mining property has reached operating levels intended by management. Costs incurred prior to this point, including depreciation of related plant and equipment, are capitalized and proceeds from sales during this period are offset against costs capitalized.

Operating levels intended by management are considered to be reached when operational commissioning of major mine and plant components is complete, operating results are achieved consistently for a period of time and there are indications that these operating results will be continued. Other factors include one or more of the following:

(iii)       a significant portion of plant/mill capacity is achieved;

(iv)      a significant portion of available funding is directed towards operating activities;

(v)         a pre-determined, reasonable period of time has passed;

(vi)      a development project significant to the primary business objective of the Company has been completed in terms of significant milestones being achieved; or

(vii)   the Company has filed a NI 43-101 technical report for the property.

Costs incurred to maintain current production are included in mine operating costs. These costs include the development and access (tunneling) costs of production drifts to develop the ore body in the current production cycle. During the production phase of a mine, costs incurred that provide access to reserves and resources that will be produced in future periods that would not have otherwise been accessible are capitalized and included in the carrying amount of the related mining property. Capitalized stripping costs are depleted over the estimated recoverable ounces contained in reserves and resources that directly benefit from the stripping activities. Costs for regular waste removal that do not give rise to future economic benefits are included in mine operating costs in the period they are incurred.

Plant and equipment

Plant and equipment is stated at cost less accumulated depreciation and impairment losses. The cost capitalized for plant and equipment includes borrowing costs incurred that are attributable to qualifying plant and equipment as noted in note 3(i). The carrying amounts of plant and equipment are depreciated using either the straight-line or unit-of-production method over the estimated useful lives of the related assets.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(in thousands of Canadian dollars, except per share amounts)

The significant classes of depreciable plant and equipment and their estimated useful lives are as follows:

Category	Rates

Mill and related infrastructure	20 years or unit-of-production
Underground infrastructure	Life of mine
Vehicles and mobile equipment	3-10 years
Office equipment	20%
Computer equipment	30%

Assets under construction are carried at cost less any recognized impairment loss. Cost includes cost of equipment, cost of labour and installation, project management cost and other indirect costs specifically for assets under construction. When the asset is completed and ready for intended use, the Company reclassifies it from assets under construction to plant and equipment or depletable assets.

Leased assets

Leases in which the Company assumes substantially all risks and rewards of ownership are classified as finance leases. Assets held under finance leases are recognized at the lower of the fair value and the present value of minimum lease payments at inception of the lease, less accumulated depreciation and impairment losses. Lease payments are accounted for as discussed in note 3(k).

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets.

i)                Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (i.e. an asset that necessarily takes a substantial period of time to get ready for its intended use or sale) are capitalized as part of the cost of the asset. All other borrowing costs are expensed in the period they occur.

j)                Impairment of assets

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment or whenever other indicators exist. Assets that are subject to amortization or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount of assets is the greater of their fair value less costs to sell and value in use.  Fair value is based on an estimate of the amount that the Company may obtain in a sale transaction on an arm’s-length basis. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs. The Company’s cash generating units

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(in thousands of Canadian dollars, except per share amounts)

are the lowest level of identifiable groups of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

k)             Leases

Assets held under finance leases are recognized as discussed in note 3(h). The corresponding liability is recognized as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation to achieve a constant rate of interest on the remaining liability. Finance charges are recorded as a finance expense to profit and loss, unless they are attributable to qualifying assets, in which case they are capitalized.

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

The Company engages in sale and leaseback transactions as part of the Company’s financing strategy. Where a sale and leaseback transaction results in a finance lease, any excess of sales proceeds over the carrying amount is deferred and amortized over the lease term. Where a sale and leaseback transaction results in an operating lease, and it is clear that the transaction is established at fair value, any profit or loss is recognized immediately. If the sales price is below fair value, the shortfall is recognized in income immediately, except that, if the loss is compensated for by future lease payments at below market prices, it is deferred and amortized in proportion to the lease payments over the period for which the asset is expected to be used. If the sale price is above fair value, the excess over fair value is deferred and amortized over the period the asset is expected to be used.

l)                Provisions

Provisions are recognized when the Company or its subsidiaries have a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(in thousands of Canadian dollars, except per share amounts)

Contingent liabilities are not recognized in the consolidated financial statements, if not estimable and probable, and are disclosed in notes to the financial information unless their occurrence is remote.

Contingent assets are not recognized in the consolidated financial statements, but are disclosed in the notes if their recovery is deemed probable.

Environmental rehabilitation

Provisions for environmental rehabilitation are made in respect of the estimated future costs of closure and restoration and for environmental rehabilitation costs (which include the dismantling and demolition of infrastructure, removal of residual materials and remediation of disturbed areas) in the accounting period when the related environmental disturbance occurs. The provision is discounted using a pre-tax rate, and the unwinding of the discount is included in finance costs. At the time of establishing the provision, a corresponding asset is capitalized and is depreciated over future production from the mining property to which it relates. The provision is reviewed on an annual basis for changes in cost estimates, discount rates and operating lives.

Changes to estimated future costs are recognized in the statement of financial position by adjusting the rehabilitation asset and liability. Increases in estimated costs related to mine production become part of ore inventory. For closed sites, changes to estimated costs are recognized immediately in the profit and loss.

m)         Share-based payments

The fair value of the estimated number of stock options awarded to employees, officers and directors that will eventually vest, is recognized as share-based compensation expense over the vesting period of the stock options with a corresponding increase to equity. The fair value of each stock option granted is estimated on the date of the grant using the Black-Scholes option-pricing model and is expensed over the vesting period, based on the Company’s estimate of equity instruments that will eventually vest. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in net earnings (loss) or capitalized in mining properties such that the accumulated expense reflects the revised estimate, with a corresponding adjustment to the share-based payment reserve. The share-based payment cost is recognized in net earnings (loss) or capitalized in mining properties (options granted to individuals involved on specific projects).

Performance share units (“PSUs”) awarded to eligible executives are settled in cash. The fair value of the estimated number of PSUs awarded expected to vest is recognized as share-based compensation expense over the vesting period of the PSUs with a corresponding amount set up as a liability. Until the liability is settled, the fair value of the PSUs is re-measured at the end of each reporting period and at the date of settlement, with changes in fair value recognized as share-based compensation expense or recovery over the vesting period. The fair value of the PSUs is estimated using the market value of the Company’s shares at each period end, discounted based on vesting terms, multiplied by an estimated payout factor (between 100% to 150%).

Deferred share units (“DSUs”) awarded to non-executive directors can be settled in cash, shares or a combination of both as elected by the directors. In the case of a payment in shares, the Company will

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(in thousands of Canadian dollars, except per share amounts)

purchase the shares on the open market, through a broker, on behalf of the directors. The fair value of the DSUs awarded is recognized as share-based compensation expense at grant date with a corresponding amount set up as a liability. Until the liability is settled, the fair value of the DSUs is re-measured at the end of each reporting period and at the date of settlement, with changes in fair value recognized as share-based compensation expense or recovery in the period. The fair value of DSUs is estimated using the Black-Scholes option-pricing model to determine the expected market value of the underlying Lake Shore Gold shares on settlement date.

n)             Defined contribution pension plan

The Company has a defined contribution pension plan which covers all of the Company’s employees. Under the plan provisions, the Company contributes a fixed percentage of the employees’ salaries to the pension plan. The employees are able to direct the contributions into a variety of investment funds offered by the plan. Pension costs associated with the Company’s required contributions under the plan are recognized as an expense when the employees have rendered service entitling them to the contribution and are charged to profit or loss, or capitalized to mining interests for employees directly involved in the specific projects.

o)             Deferred income and mining taxes

Taxes, comprising both income taxes and mining taxes accounted for as income taxes, are recognized in net earnings (loss), except where they relate to items recognized in other comprehensive income (loss) or directly in equity, in which case the related taxes are recognized in other comprehensive income (loss) or equity. Deferred income taxes are provided using the balance sheet liability method, providing for unused tax losses, unused tax credits and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. As an exception, deferred tax assets and liabilities are not recognized if the temporary differences arise from the initial recognition of goodwill or an asset or liability in a transaction (other than in a business combination) that affects neither accounting profit nor taxable profit.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled based on the tax rates (and tax laws) that have been enacted or substantively enacted at the statement of financial position date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities, and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current assets and liabilities on a net basis.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(in thousands of Canadian dollars, except per share amounts)

p)             Share capital

Common shares issued by the Company are classified as equity. Incremental costs directly attributable to the issue of new common shares are recognized in equity, net of tax, as a deduction from the share proceeds (share issue costs).

q)             Flow-through shares

Under Canadian income tax legislation, a company is permitted to issue flow-through shares whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. The Company allocates the proceeds from the issuance of these shares between the offering of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the shares. A deferred flow-through premium liability is recognized for the difference. The liability is reversed when the expenditures are made and is recorded in other income. The spending also gives rise to a deferred tax timing difference between the carrying value and tax value of the qualifying expenditure.

r)              Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts received for goods sold in the normal course of business, net of discounts and sales related taxes. Revenue from gold sales is recognized to the extent that it is probable that economic benefits will flow to the Company, the revenue can be reliably measured and when all significant risks and rewards of ownership are transferred to the customer, which is when title has passed to the customer. Revenue from by-product sales is recorded as a reduction of production costs.

s)               Finance income and costs

Finance income and costs comprise interest income on funds invested, interest expense on borrowings and the accumulation of interest on provisions. Interest income is recognized as it accrues, taking into account the effective yield on the asset.

t)                Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing net earnings (loss) available to common shareholders by the weighted average number of outstanding common shares for the period. In computing diluted earnings per share, an adjustment is made for the dilutive effect of the exercise of stock options and warrants. The number of additional shares is calculated by assuming that outstanding stock options, debentures and warrants are exercised and that the proceeds from such exercises were used to acquire common shares at the average market price during the reporting periods. In periods where a net loss is reported, all outstanding options and warrants are excluded from the calculation of diluted loss per share, as they are anti-dilutive.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(in thousands of Canadian dollars, except per share amounts)

u)             Deferred financing charges

Costs of arranging a loan facility are recorded in the statement of financial position net of the respective facility obligation and amortized using the effective interest method over the term of the respective facility agreement.

v)             Other comprehensive income (loss)

Other comprehensive income (loss) is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that are not included in net profits such as unrealized gains and losses on financial assets classified as available-for-sale, net of income taxes, gains or losses on certain derivative instruments and foreign currency exchange gains or losses related to foreign subsidiaries which functional currency is different than the functional currency of the Company.

w)           Segment reporting

An operating segment is a component of an entity:

(i)                                     that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity);

(ii)                                  whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and

(iii)                               for which discrete financial information is available.

The Company’s operating segments are its mining operations segment and exploration and advanced exploration segments.

4.              CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Company’s accounting policies, which are described in note 3, management is required to make judgments, estimates and assumptions about the carrying amount and classification of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revisions affect only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

The following are the critical judgments and areas involving estimates, that management have made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(in thousands of Canadian dollars, except per share amounts)

CRITICAL JUDGMENTS IN APPLYING ACCOUNTING POLICIES

Commercial production - Operating levels intended by management

Prior to reaching operating levels intended by management, costs incurred are capitalized as part of costs of the related mining property and proceeds from sales are offset against costs capitalized. Depletion of capitalized costs for mining properties begins when operating levels intended by management have been reached. Management considers several factors in determining when a mining property has reached the operating levels intended by management.

Determination of functional currency

In accordance with International Accounting Standards (“IAS”) 21, The Effects of Changes in Foreign Exchange Rates, management determined that the functional currency of its Canadian entities (the Company and its Canadian subsidiaries — note 3(a)) is the Canadian dollar and Mexico pesos for the Company’s subsidiary in Mexico (Minera Golondrina S. de R.L. de C.V. or the “Mexico entity”). The Company disposed of its Mexico entity on May 8, 2013 (note 12(a(i)).

KEY SOURCES OF ESTIMATION UNCERTAINTIES

Useful life of plant and equipment

As discussed in note 3(h), the Company reviews the estimated lives of its plant and equipment at the end of each reporting period. There were no material changes in the lives of plant and equipment for the years ended December 31, 2014 and 2013.

Determination of reserves and resources

Reserves and resources are used in the units of production calculation for depreciation and depletion calculations and in the determination of the timing of environmental rehabilitation costs as well as in the impairment analysis.

There are numerous uncertainties inherent in estimating reserves and resources. Assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs, or recovery rates as well as new drilling results may change the economic status of reserves and resources and may result in the reserves and resources being revised.

Deferred income taxes

Judgment is required in determining whether deferred tax assets are recognized on the statement of financial position. Deferred tax assets, including those arising from unutilized tax losses require management to assess the likelihood that the Company and/or its subsidiaries will generate taxable earnings in future periods, in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(in thousands of Canadian dollars, except per share amounts)

jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company and/or its subsidiaries to realize the net deferred tax assets recorded at the statement of financial position date could be impacted. Additionally, future changes in tax laws in the jurisdictions in which the Company and its subsidiaries operate could limit the ability of the Company to obtain tax deductions in future periods.

Impairment of assets

The carrying amounts of mining properties and plant and equipment are reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable. If there are indicators of impairment, an exercise is undertaken to determine whether the carrying values are in excess of their recoverable amount. Such review is undertaken on an asset by asset basis, except where such assets do not generate cash flows independent of other assets, and then the review is undertaken at the cash generating unit level (“CGU”).

The assessment requires the use of estimates and assumptions such as, but not limited to, long-term commodity prices, foreign exchange rates, discount rates, future capital requirements, resource estimates, exploration potential and operating performance as well as the CGU definition. It is possible that the actual fair value could be significantly different from those assumptions, and changes in these assumptions will affect the recoverable amount of the mining interests. In the absence of any mitigating valuation factors, adverse changes in valuation assumptions or declines in the fair values of the Company’s CGUs or other assets may, over time, result in impairment charges causing the Company to record material losses.

The Company considers both external and internal sources of information in assessing whether there are any indications that mining interests are impaired. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mining interests. Internal sources of information the Company considers include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets. In assessing whether there is objective evidence that the Company’s mining interests represented by its investments in associates are impaired, the Company’s management considers observable data including the carrying amounts of the investees’ net assets as compared to their market capitalization.

Environmental rehabilitation

Significant estimates and assumptions are made in determining the environmental rehabilitation costs as there are numerous factors that will affect the ultimate liability payable. These factors include estimates of the extent and costs of rehabilitation activities, technological changes, regulatory changes, cost increases, and changes in discount rates.

Those uncertainties may result in actual expenditures in the future being different from the amounts currently provided. The provision represents management’s best estimate of the present value of the future rehabilitation costs required.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(in thousands of Canadian dollars, except per share amounts)

Share-based payments

Management assesses the fair value of stock options granted, PSUs and DSUs in accordance with the accounting policy stated in note 3(m). The fair value of stock options granted and DSUs is measured using the Black-Scholes option valuation model; the fair value of PSUs is measured using market price of the Company at each period end discounted based on vesting terms, multiplied by an estimated payout factor. The fair value of stock options granted, PSUs and DSUs using valuation models is only an estimate of their potential value and requires the use of estimates and assumptions.

5.              CHANGES IN ACCOUNTING POLICIES AND ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

CHANGES IN ACCOUNTING POLICIES

The Company has adopted the following new standards, along with any consequential amendments, effective January 1, 2014. These changes were made in accordance with the applicable transitional provisions.

IAS 32, Financial instruments: presentation

IAS 32, Financial instruments: presentation (“IAS 32”) was amended by the IASB in December 2011. The amendment clarifies that an entity has a legally enforceable right to offset financial assets and financial liabilities if that right is not contingent on a future event and it is enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties. The amendment to IAS 32 is effective for annual periods beginning on or after January 1, 2014. The amendment to the standard did not have any impact on the Company’s consolidated financial statements.

IAS 36, Impairment of assets

IAS 36, Impairment of assets (“IAS 36”) was amended by the IASB in May 2013. The amendments require the disclosure of the recoverable amount of impaired assets when an impairment loss has been recognized or reversed during the period and additional disclosures about the measurement of the recoverable amount of impaired assets when the recoverable amount is based on fair value less costs of disposal, including the discount rate when a present value technique is used to measure the recoverable amount. The amendments to IAS 36 are effective for annual periods beginning on or after January 1, 2014. The amendments to the standard did not have any impact on the Company’s consolidated financial statements.

IAS 39, Financial instruments: recognition and measurement

IAS 39, Financial instruments: recognition and measurement (“IAS 39”) was amended by the IASB in June 2013. The amendments clarify that novation of a hedging derivative to a clearing counterparty as a consequence of laws or regulations or the introduction of laws or regulations does not terminate hedge accounting. The amendments to IAS 39 are effective for annual periods beginning on or after January 1, 2014. The amendments to the standard did not have any impact on the Company’s consolidated financial statements.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(in thousands of Canadian dollars, except per share amounts)

IFRIC 21, Levies

IFRIC 21, Levies (“IFRIC 21”) was issued in May 2013 and is an interpretation of IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The interpretation clarifies the obligating event that gives rise to a liability to pay a levy. IFRIC 21 was effective for periods beginning on or after January 1, 2014. IFRIC 21 did not have a significant impact on the Company’s consolidated financial statements.

Amendments to IFRS 2, Share-based Payments

In the second quarter of 2014, the IASB issued Amendments to IFRS 2, Share-based Payments. The amendments change the definitions of “vesting condition” and “market condition” in the Standard, and add definitions for “performance condition” and “service condition”. They also clarify that any failure to complete a specified service period, even due to the termination of an employee’s employment or a voluntary departure, would result in a failure to satisfy a service condition. This would result in the reversal, in the current period, of compensation expense previously recorded reflecting the fact that the employee failed to complete a specified service condition. These amendments are effective for transactions with a grant date on or after July 1, 2014. These amendments had no impact on the Company’s consolidated financial statements.

Amendments to IFRS 3, Business Combinations (contingent consideration)

In the second quarter of 2014, the IASB issued Amendments to IFRS 3, Business Combinations. The amendments clarify the guidance in respect of the initial classification requirements and subsequent measurement of contingent consideration. This will result in the need to measure the contingent consideration at fair value at each reporting date, irrespective of whether it is a financial instrument or a non-financial asset or liability. Changes in fair value will need to be recognized in profit and loss.  These amendments are effective for transactions with acquisition dates on or after July 1, 2014. These amendments had no impact on the Company’s consolidated financial statements.

ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

IFRS 15, Revenue from Contracts and Customers

IFRS 15, Revenue from Contracts and Customers (“IFRS 15”) was issued by the IASB on May 28, 2014, and will replace IAS 18, Revenue, IAS 11, Construction Contracts, and related interpretations on revenue. IFRS 15 sets out the requirements for recognizing revenue that apply to all contracts with customers, except for contracts that are within the scope of the Standards on leases, insurance contracts and financial instruments. IFRS 15 uses a control based approach to recognize revenue which is a change from the risk and reward approach under the current standard. Companies can elect to use either a full or modified retrospective approach when adopting this standard and it is effective for annual periods beginning on or after January 1, 2017. The Company is currently evaluating the impact of IFRS 15 on its consolidated financial statements.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(in thousands of Canadian dollars, except per share amounts)

IFRS 9, Financial Instruments

IFRS 9, Financial Instruments (“IFRS 9”) was issued by the IASB on July 24, 2014, and will replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Two measurement categories continue to exist to account for financial liabilities in IFRS 9; fair value through profit or loss (“FVTPL”) and amortized cost. Financial liabilities held-for-trading are measured at FVTPL, and all other financial liabilities are measured at amortized cost unless the fair value option is applied. The treatment of embedded derivatives under the new standard is consistent with IAS 39 and is applied to financial liabilities and non-derivative host contracts not within the scope of this standard.  The effective date for this standard is for annual periods beginning on or after January 1, 2018.  The Company is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

Amendments to IAS 16, Property, Plant and Equipment, and IAS 38, Intangible Assets: Clarification of Acceptable Methods of Depreciation and Amortization

On May 12, 2014, the IASB issued Amendments to IAS 16, Property, Plant and Equipment, and IAS 38, Intangible Assets. In issuing the amendments, the IASB has clarified that the use of revenue-based methods to calculate the depreciation of a tangible asset is not appropriate because revenue generated by an activity that includes the use of a tangible asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. The IASB has also clarified that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset.  This presumption for an intangible asset, however, can be rebutted in certain limited circumstances.  The standard is to be applied prospectively for fiscal years beginning on or after January 1, 2016 with early application permitted. The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

IFRS 11, Joint Arrangements

On May 6, 2014 the IASB amended IFRS 11, Joint Arrangements (“IFRS 11”). The amendments add new guidance on how to account for the acquisition of an interest in a joint operation that constitutes a business. The amendments are effective for annual periods beginning on or after January 1, 2016. The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

IFRS 8, Operating Segments

On December 12, 2013 the IASB amended IFRS 8, Operating Segments (“IFRS 8”). The amendments add a disclosure requirement for the aggregation of operating segments and clarify the reconciliation of the total reportable segments’ assets to the entity’s assets. The amendments are effective for annual periods beginning on or after July 1, 2014. The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(in thousands of Canadian dollars, except per share amounts)

IAS 1, Presentation of Financial Statements

On December 18, 2014 the IASB amended IAS 1, Presentation of Financial Statements (“IAS 1”). The amendments to existing IAS 1 requirements relate to materiality; order of the notes; subtotals; accounting policies; and disaggregation. The amendments are effective for annual periods beginning on or after January 1, 2016. The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

IAS 19, Employee Benefits

On November 13, 2013 the IASB amended IAS 19, Employee Benefits (“IAS 19”). The amendments provide additional guidance to IAS 19 on the accounting for contributions from employees or third parties set out in the formal terms of a defined benefit plan. The amendments are effective for annual periods beginning on or after July 1, 2014. IAS 19 was further amended on July 30, 2014. The amendments to IAS 19 clarify the application of the requirements of IAS 19 on determination of the discount rate to a regional market consisting of multiple countries sharing the same currency. The amendments are effective for annual periods beginning on or after January 1, 2016. The amendments do not impact the Company’s consolidated financial statements.

IAS 38, Intangible Assets

On May 12 2014 the IASB amended IAS 38, Intangible Assets (“IAS 38”). The amendments clarify that an amortization method based on revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset. However, the amendments provide limited circumstances when a revenue based method can be an appropriate basis for amortization. The amendments are effective for annual periods beginning on or after January 1, 2016. The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

6.              PRODUCTION COSTS

For the years ended December 31,	2014	2013
Raw materials and consumables	$54,467	$38,883
Salaries, employee benefits and other employee related expenses	35,301	32,051
Contractors	22,009	18,651
Definition and delineation drilling	4,013	4,656
Change in stockpiles and other gold inventories	(2,825)	6,956
Royalties	5,605	4,379
Rentals and operating leases	1,089	974
Share-based payments note 21(b(iv))	408	471
Other	236	470
	$120,303	$107,491

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(in thousands of Canadian dollars, except per share amounts)

7.              OTHER (LOSS) INCOME, NET

For the years ended December 31,	2014	2013
Unrealized and realized gain on embedded derivatives note 17(a(i))	$5,491	$8,171
Unrealized and realized foreign exchange loss, net	(6,044)	(489)
Gain (loss) on deemed disposition of investments note 12(a)	1,038	(1,681)
Write down of unamortized transaction costs on loan prepayment note 17(a)	(3,356)	—
Loss on sale lease back transaction note 16	—	(682)
Expenditures for disputed property taxes	(943)	—
Amortization of deferred premium on flow through shares note 21(a)	530	—
Other loss, net	—	(186)
Other (loss) income, net	$(3,284)	$5,133

Unrealized and realized foreign exchange loss, net for the year ended December 31, 2014 includes $6,087 of unrealized and realized loss (2013 - $615) from certain embedded derivatives - note 17(a).

Expenditures for disputed property taxes — on November 21, 2014, the Company received a notice of reassessment from the City of Timmins, totaling $943, for additional property taxes payable in respect of the Company’s Timmins West Mine and Bell Creek site (in addition to property taxes the Company had already been assessed and had paid in 2014, and which had been recognized within production costs). The reassessment reflects property values as determined by the Municipal Property Assessment Corporation (“MPAC”). The Company is appealing the property value reassessment and the related taxes payable. Given the complexity of determining the appropriate assessment and the uncertainty of the result of the Company’s appeal, the final amount payable cannot be estimated at this time.  In accordance with IFRS, the Company has recognized the maximum amount due of $943 in other income (loss), net. The Company has agreed on a payment schedule with the City of Timmins with respect to the full amount, with $252 paid in December 2014 and the remainder to be paid in 2015, subject to the deduction or refund of any amounts determined not to be payable pursuant to the appeal.

Other loss, net, in 2013 includes a $108 unrealized loss on certain warrants held by the Company and fully expired as at December 31, 2013, a $278 write-off of certain amounts receivable and a $200 gain from the sale of one of its non-core green field exploration properties for same amount.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(in thousands of Canadian dollars, except per share amounts)

8.              FINANCE ITEMS

For the years ended December 31,	2014	2013

Interest income on bank deposits	$691	$706
Finance income	$691	$706

Borrowing costs and other interest expense note 17	$(19,285)	$(15,328)
Unwinding of the discount on environmental rehabilitation provision note 19	(75)	(54)
Finance expense	$(19,360)	$(15,382)
Net finance items	$(18,669)	$(14,676)

Borrowing costs for the years ended December 31, 2014 and 2013 include the following:

For the years ended December 31,	2014	2013
Gold Loan interest expense and amortization of transaction costs note 17(a(i))	$3,391	$5,692
Standby Line interest expense and unwinding of discount note 17(a(ii))	3,966	5,077
Standby Line rollover fee note 17(a)	200	—
Debentures interest and accretion	10,885	10,390
Borrowing costs before costs capitalized	$18,442	$21,159
Capitalized in mining interests note 17	—	(6,216)
Borrowing costs	$18,442	$14,943

Other interest expense includes bank charges and interest expense related to finance leases of $843 for the year ended December 31, 2014 (2013 - $385).

9.              RECEIVABLES AND PREPAIDS

As at December 31,	2014	2013
Sales tax and government receivables	$3,319	$2,355
Prepaid expenses	302	1,184
Other	76	50
	$3,697	$3,589

The fair value of receivables approximates their carrying value. None of the amounts included in receivables at December 31, 2014 are past due.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(in thousands of Canadian dollars, except per share amounts)

10.       INVENTORIES AND STOCKPILED ORE

As at December 31,	2014	2013
Gold in circuit	$8,170	$10,068
Stockpiled ore	4,304	3,902
Bullion	5,118	782
Materials and supplies inventory	7,858	5,626
	$25,450	$20,378

The cost of inventories and stockpiled ore recognized as an expense in 2014 and 2013 is $114,698 (excluding royalty expense of $5,605) and $103,112 (excluding royalty expense of $4,379), respectively. There were no write downs or reversals of write downs of inventory to net realizable value during the years ended December 31, 2014 and 2013.

11.       AVAILABLE FOR SALE INVESTMENTS

The Company’s available for sale investments are as follows:

For the year ended December 31,	2014	2013
Balance beginning of year	$416	$702
Transferred from (to) investments in associates note 12	1,336	(395)
Gain from mark to market of investments	—	109
Write-down	(1,044)	—
	$708	$416

The Company holds investments for sale in certain public companies. At December 31, 2014, the Company wrote down its available for sale investments to their fair value and recorded an impairment charge of $1,044 as the decline in value was considered significant and/or prolonged; the write down was reduced by $237 gain transferred from other comprehensive income (loss).

12.       INVESTMENTS IN ASSOCIATES

The Company’s investments in associates are as follows:

	2014		2013
As at December 31,	Net book value	Fair value	Net book value	Fair value
Northern Superior Resources Inc.	$586	$1,123	$1,349	$1,349
IDM Mining LTD (Formerly Revolution Resources Corp.)	$—	$—	$400	$400
	$586		$1,749

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(in thousands of Canadian dollars, except per share amounts)

Movements in equity investments for the years ended December 31, 2014 and 2013 are as follows:

	December 31, 2014			December 31, 2013
	Northern Superior	IDM Mining	Total	Northern Superior	IDM Mining	Golden Share	Total
Balance, beginning of year	$1,349	$400	$1,749	$4,493	$—	$868	$5,361
Additions / transfer from (to) available for sale investments	—	(1,336)	(1,336)	—	2,271	(176)	2,095
Gain on disposal of investment	—	1,038	1,038	—	—	—	—
Company’s share of net loss	(763)	(102)	(865)	(1,288)	(426)	(119)	(1,833)
Write-down	—	—	—	(1,856)	(1,445)	(573)	(3,874)
Balance, end of year	$586	$—	$586	$1,349	$400	$—	$1,749

(a)         IDM Mining LTD (formerly Revolution Resources Corp.)

On June 10, 2014, Revolution Resources Corp. changed its name to IDM Mining Ltd. (“IDM”). On June 13, 2014 the Company’s interest in IDM was diluted to 11.6% (from 22.5%) reflecting Lake Shore Gold’s decision not to participate in a financing by IDM. Effective June 13, 2014 (the “change date”), the investment in IDM was transferred to available for sale investments since IDM is no longer considered an associate of the Company. The Company recorded a gain of $1,038 on the change date representing the difference between the Company’s carrying value of investment in IDM and its market value at that date.

On January 30, 2013 the Company and IDM entered into an agreement for the sale of the Company’s Mexico subsidiary (which held 100% of the Company’s Mexico property portfolio) to IDM for a number of shares of IDM and other consideration.

The agreement closed on May 8, 2013 (“closing date”) at which time the Company received 20 million common shares of IDM, valued at $1,700.

(i)            Disposal of the Mexico subsidiary, discontinued operations

The net assets of the Mexico subsidiary were recorded as assets held for sale at December 31, 2012. In the second quarter of 2013, the Company recorded a loss of $4,302 on the disposal of the Mexico subsidiary (loss from discontinued operations), of which $3,967 was transferred from other comprehensive income (loss).

(ii)        Deemed disposition of available for sale investment in IDM

At closing date the Company’s interest in IDM increased to 22.4% (from approximately 7% before May 8, 2013) and IDM became an associate of Lake Shore Gold. As such, from May 8, 2013 to June 13, 2014, IDM was accounted for under the equity method of accounting.

Prior to the closing date, the Company’s investment in IDM was considered available for sale and marked to market at each period end with changes in value accumulated in other comprehensive income (loss) as part of investment revaluation reserve. The Company recorded a loss of $1,681 on the transaction (deemed disposition of the available for sale investment in IDM), $1,786 of which was transferred from investment revaluation reserve.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(in thousands of Canadian dollars, except per share amounts)

(b)         Golden Share Mining Corporation (“Golden Share”).

Effective July 29, 2013, the Company’s ownership in Golden Share was diluted to 7.31% and the Company no longer had the right of board representation; the investment in Golden Share was written down to $176, being  its fair value at the transaction date, and transferred to available for sale investments.

During 2013, the Company wrote down its investments in associates to their fair value and recorded an impairment charge of $3,874 as the decline in value was considered significant or prolonged.

Summary financial information for the equity accounted investments, not adjusted for percentage of ownership held by the Company is as follows:

	Ownership*	Current assets*	Non-current assets*	Total assets*	Current liabilities*	Non- current liabilities*	Total liabilities*	Loss**
2014
Northern Superior Resources Inc.	23.78%	$3,797	$1,515	$5,312	$53	$—	$53	$2,259
		$3,797	$1,515	$5,312	$53	$—	$53	$2,259
2013
Northern Superior Resources Inc.	23.82%	$6,176	$1,542	$7,718	$129	$—	$129	$6,487
IDM Mining Ltd.	22.45%	260	9,645	9,905	1,769	—	1,769	1,897
		$6,436	$11,187	$17,623	$1,898	$—	$1,898	$8,384

*At December 31 values are adjusted to align the policies of the equity-accounted investments to the Company’s accounting policies

** All the equity-accounted investments of the Company are exploration stage entities and as such do not have any sources of revenue, and losses are equal to expenses

13.       RESTRICTED CASH

Restricted cash includes secured funds for letters of credit issued by the Company in favor of the Ontario Ministry of Northern Development and Mines as security for the Company’s obligations under the Closure Plans submitted for various properties of $5,521 (2013 - $5,198) and other letters of credit issued under various agreements of $1,897 (2013 - $1,897). These funds are restricted and not available for current operations.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(in thousands of Canadian dollars, except per share amounts)

14.       MINING INTERESTS

Year ended December 31, 2014	Depletable	Non depletable	Total	Plant and equipment	Total
Cost
At January 1, 2014	$412,059	$104,509	$516,568	$165,666	$682,234
Additions	43,181	673	43,854	20,781	64,635
Construction in progress	—	—	—	4,554	4,554
Cost at December 31, 2014	$455,240	$105,182	$560,422	$191,001	$751,423
Accumulated depreciation and depletion
At January 1, 2014	$93,228	$—	$93,228	$57,421	$150,649
Depreciation	—	—	—	13,297	13,297
Depletion	60,028	—	60,028	—	60,028
Accumulated depreciation and depletion at December 31, 2014	$153,256	$—	$153,256	$70,718	$223,974
Carrying value at December 31, 2014	$301,984	$105,182	$407,166	$120,283	$527,449

Year ended December 31, 2013	Depletable	Non depletable	Total	Plant and equipment	Total
Cost
At January 1, 2013	$501,107	$134,605	$635,712	$176,127	$811,839
Additions	56,987	302	57,289	3,391	60,680
Construction in progress additions net of transfers	—	—	—	38,232	38,232
Change in estimate and discount rate (environmental rehabilitation assets)	(540)	—	(540)	—	(540)
Sale leaseback transaction	—	—	—	(2,977)	(2,977)
Impairment charge	(145,495)	(30,398)	(175,893)	(49,107)	(225,000)
Cost at December 31, 2013	$412,059	$104,509	$516,568	$165,666	$682,234
Accumulated depreciation and depletion
At January 1, 2013	$47,779	$—	$47,779	$43,896	$91,675
Sale leaseback transaction	—	—	—	(821)	(821)
Depreciation	—	—	—	14,346	14,346
Depletion	45,449	—	45,449	—	45,449
Accumulated depreciation and depletion at December 31, 2013	$93,228	$—	$93,228	$57,421	$150,649
Carrying value at December 31, 2013	$318,831	$104,509	$423,340	$108,245	$531,585

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(in thousands of Canadian dollars, except per share amounts)

A summary by property of the carrying value at December 31, 2014 and 2013 is as follows:

At December 31, 2014	Depletable	Non- depletable	Total Mining properties	Plant and equipment	Mining interests
Timmins West Mine	$223,735	$—	$223,735	$26,286	$250,021
Bell Creek Mill	13,551	—	13,551	87,851	101,402
Bell Creek Mine	64,698	—	64,698	6,098	70,796
	301,984	—	301,984	120,235	422,219
Exploration and evaluation
Gold River property	—	41,855	41,855	—	41,855
Fenn-Gib Project	—	37,972	37,972	—	37,972
Other exploration properties*	—	25,355	25,355	—	25,355
	—	105,182	105,182	—	105,182
Corporate	—	—	—	48	48
	$301,984	$105,182	$407,166	$120,283	$527,449

*Other exploration properties carrying value at December 31, 2014 includes $13,261 for Other Bell Creek properties, $7,875 for 144 Project and the remaining $4,205 for various other properties

At December 31, 2013	Depletable	Non- depletable	Total Mining properties	Plant and equipment	Mining interests
Timmins West Mine	$247,654	$—	$247,654	$18,385	$266,039
Bell Creek Mill	15,367	—	15,367	84,447	99,814
Bell Creek Mine	55,810	—	55,810	5,260	61,070
	318,831	—	318,831	108,092	426,923
Exploration and evaluation
Gold River property	—	41,595	41,595	—	41,595
Fenn-Gib Project	—	37,796	37,796	—	37,796
Other exploration properties*	—	25,118	25,118	—	25,118
	—	104,509	104,509	—	104,509
Corporate	—	—	—	153	153
	$318,831	$104,509	$423,340	$108,245	$531,585

* Other exploration properties carrying value at December 31, 2013 includes $13,060 for Other Bell Creek properties, $7,875 for 144 Project and the remaining $4,183 for various other properties

Plant and Equipment

Plant and equipment at December 31, 2014, includes $4,634 of construction in progress (December 31, 2013 - $1,538). On August 31, 2013, the Company completed the second phase of the Bell Creek mill expansion to increase the mill capacity to over 3,000 tonnes per day and transferred $73,933 from construction in progress to depreciable assets.

Plant and equipment also includes costs of $28,904 (2013 - $23,266) and accumulated depreciation of $17,320 (2013 - $16,892) related to capital equipment and vehicles under finance leases (note 16).

The depreciation of plant and equipment used in the exploration and capital development activities of mining properties is capitalized in the specific property ($1,374 for the year ended December 31, 2014; $2,418 in 2013).

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(in thousands of Canadian dollars, except per share amounts)

Borrowing costs incurred from long term debt facilities (note 17) totaling $Nil for the year ended December 31, 2014 (2013 - $6,216) were capitalized to qualifying assets.

Timmins West Mine

Lake Shore Gold owns 100% of the Timmins West Mine which includes the Timmins Deposit and Thunder Creek Deposit. Production from Timmins West Mine and surrounding properties is subject to a 2.25% net smelter royalty (“NSR”). There are several other royalties applicable to various land areas comprising the Timmins West Mine. Only one of these royalties, a 1% NSR royalty related to Thunder Creek Deposit, involves areas of known mineralization.

The Company has an Impact and Benefits Agreement with the Flying Post First Nation and Mattagami First Nation (the “First Nation communities”) in order to promote a cooperative and mutually respectful relationship between the communities and Lake Shore Gold. The agreement establishes a framework for ongoing dialogue and consultation, including providing business, employment and training opportunities for members of the two First Nation communities.

Bell Creek Mine

The Company owns 100% of the Bell Creek Mine and Mill. Production from Bell Creek Mine is subject to 2% NSR, payable to Goldcorp Inc. (“Goldcorp”); the royalty is subject to the recovery by the Company of $6,015 related to Goldcorp’s share of the purchase price of a prior royalty on the mine that will be offset against the royalty payable to Goldcorp. As at December 31, 2014 the Company has royalty expense of $2,655 (2013 - $1,446) to offset against the payment owed by Goldcorp.

Exploration and evaluation

The Company’s acquisition costs for all properties are capitalized in mining interests; all other expenditures related to green field exploration are charged to the statement of comprehensive income (loss). In 2014 the Company incurred $1,098 of exploration and evaluation expenses charged to comprehensive income (loss) (2013 — $1,313).

144 Project

144 property is 100% owned by the Company and is located approximately 500 metres from the Thunder Creek Deposit of the Timmins West Mine. The property is subject to various NSR royalties. The Company spent $2,241 of exploration expenditures in 2014 (2013 - $Nil)

Fenn-Gib Project

The Fenn-Gib Project located approximately 60 kilometres east of Timmins includes the Fenn-Gib and Guibord Main properties on which the Company has a 100% interest. The Company acquired the Project from Barrick Gold Corporation (“Barrick”) in 2011; Barrick retains the right to re-acquire a 51% interest in the Project (excluding the Guibord Main property), and become the Project’s operator, in the event that a  resource of at least 5 million ounces is established, for cash consideration representing two times the total

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(in thousands of Canadian dollars, except per share amounts)

investment by the Company (excluding acquisition costs) in the Fenn-Gib Project at the time the right is exercised.

In October 2013 the Company purchased a 100% interest in certain properties forming part of the Fenn-Gib deposit, which were formerly held under lease, for $200.

Other Bell Creek properties

Other Bell Creek properties include a number of properties acquired in 2007 in the vicinity of the Bell Creek Mine (the “Bell Creek West properties”) as well as the Vogel and Schumacher properties.

The seller has retained a 2% NSR relating to any future production from the Bell Creek West properties; the Company has the right to buy back 1% of the NSR on four of the five blocks of properties for $2,500 for each block.

On January 5, 2015 the Company entered into an agreement to acquire a 100% interest in the Vogel property, located contiguous to the Bell Creek Mine for $654; the agreement closed on March 3, 2015. Previously the Company had a mining lease on the property.

The Company has a mining lease on the Schumacher property located contiguous to the Vogel property. The property is subject to a 2% NSR with advance annual royalty payments of $50 indexed for inflation, for the duration of the lease.

Casa Berardi

In 2012, the Company earned a 50% interest in the Casa Berardi property by spending $5,000 as provided in a joint venture agreement between the Company and Aurizon Mines Ltd. (“Aurizon”) signed in 2007.

The joint venture agreement provides that if an indicated mineral resource of at least 500,000 ounces of gold at a minimum grade of 6.0 grams of gold per tonne (or the economic equivalent thereof) is established, the area containing the resource plus a one kilometer radius surrounding the outer perimeter of the resource may be transferred to a specific property joint venture, in which Aurizon and Lake Shore Gold will each have a 50% interest. Aurizon will then have the right to earn an additional 10% interest in the specific property by funding the costs of a feasibility study. During the year ended December 31, 2013, Aurizon was purchased by Hecla Mining Company.

Other properties

The Company owns 50% to 100% of various other properties. Certain of those properties are subject to NSR agreements between 2% and 3%.

December 31, 2013 Impairment of mining interests

The Company completed an assessment of the carrying value of its cash generating units (“CGUs”) as at December 31, 2013 and, as a result, recorded after-tax non-cash impairment charges aggregating $225,000 relating to the Timmins CGU.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(in thousands of Canadian dollars, except per share amounts)

The Timmins CGU is comprised of the Timmins West Mine and the adjoining exploration properties, including Gold River Trend and 144 Project, Bell Creek Mine and Mill and adjoining properties, including Vogel property. Among the indicators triggering the impairment assessment at December 31, 2013 was the fact that the carrying amount of the Company’s net assets was materially higher than the Company’s market capitalization. Contributing to the reduction in the estimated carrying value of the Timmins CGU were lower short and long term gold price assumptions used in the determination of fair value as well as a decrease in resources and reserves.

Key assumptions

The key assumptions used in determining the recoverable amount (fair value less cost to sell) for the Timmins CGU were long-term commodity prices, discount rates, cash costs of production, capital expenditures, foreign exchange rates, and net asset value multiples. To determine the recoverable amount of the Timmins CGU at December 31, 2013, management used:

•                  discount rates between 7.5% to 8.5% for various assets of the CGU.

•                  gold price of US$1,300 in 2014 and subsequent years.

•                  foreign exchange rates (USD/CAD) of 1:1.07 in 2014 increasing gradually to 1.011 in 2019 and beyond.

As at December 31, 2013, the estimated recoverable amount of the Timmins CGU equaled its carrying amount, after giving effect to the impairment charge noted above.

15.       ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As at December 31,	2014	2013
Trade payables	$11,732	$4,511
Accrued liabilities	11,412	14,646
Salaries and wages payable	3,387	2,462
	$26,531	$21,619

The fair value of accounts payable and accrued liabilities approximate their carrying amount. Trade payables relate mainly to the acquisition of materials, supplies and contractor services. These payables do not accrue interest and no guarantees have been granted. Trade payables and accrued liabilities at December 31, 2014 and 2013 are denominated in Canadian dollars.

16.       FINANCE LEASE OBLIGATIONS

The Company has entered into equipment and vehicle leases expiring between 2015 and 2017 with interest rates between 0.9% to 6.50%. The Company has the option to purchase the equipment and vehicles leased at the end of the terms of the leases, for a nominal amount. The Company’s obligations under finance leases are secured by the lessor’s title to the leased assets. The fair value of the finance lease liabilities approximates their carrying amount.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(in thousands of Canadian dollars, except per share amounts)

	Minimum lease payments
	December 31, 2014	December 31, 2013

Not later than one year	$7,670	$3,773
Later than one year and not later than five years	6,997	6,313
Less: Future finance charges	(726)	(490)
Present value of minimum lease payments	$13,941	$9,596
Less: Current portion	(7,090)	(3,446)
Non-current portion	$6,851	$6,150

On December 31, 2013, the Company entered into an agreement with Macquarie Technology Services (Canada) Ltd. (“Macquarie”) whereby the Company sold certain mobile equipment to Macquarie for $7,300 and leased them back for a period of 36 months. This lease liability is paid through 12 quarterly installments (with the first and last payment, respectively, on January 1, 2014 and October 1, 2016) and bears interest at 3.7%. At the end of the lease term, the Company has the option of purchasing all the equipment at a price equal to their fair value but no less than $730 and no more than $1,460.

A portion of the equipment leased back under the transaction was accounted for as a finance lease with the remaining treated as operating leases. The Company incurred a loss of $682 on the transaction representing the difference between the portion of the cash payment related to equipment qualifying as operating lease and their net book value.

17.       LONG TERM DEBT

As at December 31,	2014	2013
Gold Loan (a(i))	$6,590	$18,458
Standby Line (a(ii))	—	26,275
Convertible Debentures (b)	89,708	85,292
	$96,298	$130,025
Current portion of long term debt and derivatives(a)	6,590	13,339
Long term debt	$89,708	$116,686

(a)         Sprott Resource Lending Partnership Credit Facility

Credit Facility Agreement

On June 14, 2012, the Company signed a financing agreement (“Initial Agreement”) with Sprott Resource Lending Partnership (“Sprott”) for a credit facility (the “Facility”) totaling up to $70,000, secured by the material assets of the Company. The Facility involves two components, a $35,000 gold loan (the “Gold Loan”), payable monthly from January 31, 2013 to May 31, 2015, and a standby line of credit (the “Standby Line”) for an additional $35,000. The transaction closed on July 16, 2012, at which time the Company

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(in thousands of Canadian dollars, except per share amounts)

received $35,000 for the Gold Loan. The Standby Line of $35,000 was fully drawn on February 1, 2013. The annual interest rate for the Standby Line was 9.75% compounded monthly.

The Company incurred $6,413 of transaction costs under the Initial Agreement ($2,318 and $4,095 for the Gold Loan and Standby Line, respectively, the latter including $700 incurred in 2013 for the 2% drawdown fee - 885,964 common shares of the Company issued on February 1, 2013). Transaction costs are amortized over the respective life of each of the Gold Loan and Standby Line using the effective interest rate method.

On December 12, 2013, the Company entered into a modification agreement (the “Modification Agreement”) with Sprott whereby the Company agreed to repay the Standby Line through 18 equal monthly payments starting on June 30, 2015 with the final payment due on November 30, 2016; previously, the Standby Line was due in full on January 1, 2015. The Modification Agreement also provided for:

•                  The increase of the minimum return on the Gold Loan to 7.5% (from 5% under the Initial Agreement); the minimum return does not include any fees paid or payable to Sprott;

•                  Changes and modifications to the financial covenants (refer to note 25 for more details on covenants remaining and their definition as per the Modification Agreement) as follows:

•                  The removal of the total indebtedness to tangible net worth ratio covenant;

•                  The removal of the reserve tail ratio covenant;

•                  The addition of a minimum balance requirement for cash and cash equivalents of not less than $10,000 at any time as part of the current ratio covenant.

The Company incurred $350 of transaction costs related to the Modification Agreement and paid $1,200 for the 4% rollover fee at December 31, 2013; transaction costs are amortized over the life of the Modification Agreement (together with remaining unamortized transaction costs under the Initial Agreement).

As at December 31, 2014, the Standby Line was fully repaid with $5,000 paid in December 2013 and the remaining balance of $30,000 in 2014, the latter including $10,000 on June 4 without penalty and $20,000 on December 31 together with a 6% prepayment fee ($1,200) and a 1% rollover fee ($200) as provided in the Modification Agreement. $3,356 of unamortized transaction costs were written off as at December 31, 2014.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(in thousands of Canadian dollars, except per share amounts)

(i)      Gold Loan

As at December 31,	2014	2013
Accreted principal, net of unamortized transaction costs	$7,315	$22,754
Embedded Derivative asset	(1,412)	(6,702)
Minimum Return Derivative liability	687	2,406
	$6,590	$18,458
Current portion of Gold Loan	7,315	18,024
Current portion of embedded derivatives	(725)	(4,685)
Long term portion of Gold Loan	$—	$5,119

The Gold Loan is being repaid through 29 monthly cash payments which commenced on January 31, 2013, calculated based on 947 ounces of gold multiplied by the Bloomberg closing gold price prior to the date of payment each month.

The Gold Loan was recorded at $32,682 at initial recognition (fair value, net of transaction costs of $2,318) and is subsequently measured at amortized cost using the effective interest method.

As a result of the indexation of the principal repayments to the movement in the price of gold, the Company has determined that the Gold Loan contains a derivative which is embedded in the Canadian dollar denominated debt instrument (the “Embedded Derivative”). The embedded derivative is the equivalent of a series of 29 gold forward contracts which mature on each of the payment dates; the embedded derivative is marked to market at each period end with changes in fair value recorded as unrealized derivative gain (loss) and unrealized foreign exchange gain (loss), the latter representing the impact of changes in US$/Canadian$ exchange rate on the fair value of the derivative.

As provided in the Modification Agreement, the minimum return (the “floor”) on the Gold Loan is 7.5% and is considered a derivative embedded in the Gold Loan (the “Minimum Return Derivative”) due to the floor being in the money at the time of the modification. The minimum return derivative is equivalent to the additional amount (if any) the Company will have to pay at the maturity of the Gold Loan to ensure the return to Sprott is at least 7.5%; the derivative is marked to market at each period end with changes in fair value recorded as unrealized derivative gain (loss). As at December 31, 2014 the Company recorded a minimum return derivative liability of $687 (December 31, 2013 - $2,406).

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(in thousands of Canadian dollars, except per share amounts)

Gold Loan changes for the years ended December 31, 2014 and 2013 were as follows:

	Accreted Principal	Transaction Costs	Total
At January 1, 2013	$37,577	$(1,948)	$35,629
Cash payments	(16,453)	—	(16,453)
Interest expense	4,885	807	5,692
Realized derivative gain	(2,699)	—	(2,699)
Realized foreign exchange loss	585	—	585
At December 31, 2013	$23,895	$(1,141)	$22,754
Cash payments	(15,854)	—	(15,854)
Interest expense	2,585	806	3,391
Realized derivative gain	(4,086)	—	(4,086)
Realized foreign exchange loss	1,110	—	1,110
At December 31, 2014	$7,650	$(335)	$7,315

During 2014 the Company capitalized in mining interests $Nil (2013 - $1,747) of interest expense and amortization of transaction costs.

Embedded derivative and minimum return derivative movements for 2014 and 2013 were as follows:

Embedded derivatives	Embedded Derivative (asset) liability	Minimum Return Derivative liability	Total
At January 1, 2013	$1,145	$—	$1,145
Unrealized derivative (gain) loss	(7,878)	2,406	(5,472)
Unrealized foreign exchange gain	30	—	30
At December 31, 2013	$(6,703)	$2,406	$(4,297)
Unrealized derivative loss (gain)	314	(1,719)	(1,405)
Unrealized foreign exchange loss	4,977	—	4,977
At December 31, 2014	$(1,412)	$687	$(725)

(ii)        Standby Line

For the years ended December 31,	2014	2013
Balance at beginning of year	$26,275	$—
Loan principal draw down net of transaction costs	—	29,355
Principal payments	(30,000)	(5,000)
Loan prepayment penalty	(1,200)	—
Write down of unamortized transaction costs	3,356	—
Interest expense and unwinding of discount	3,966	5,077
Interest payments	(2,397)	(3,157)
Balance at end of year	$—	$26,275

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(in thousands of Canadian dollars, except per share amounts)

For the year ended December 31, 2014 the Company capitalized in mining interests $Nil (2013 - $1,447) of interest expense and unwinding of discount.

(b)         Convertible Debentures

For the years ended December 31,	2014	2013
Balance at beginning of year	$85,292	$81,778
Interest expense and unwinding of discount	10,885	10,390
Interest payments	(6,469)	(6,876)
Balance at end of year	$89,708	$85,292

In September 2012, the Company issued 103,500 of Convertible Unsecured Debentures (the “Debentures”) for an aggregate principal amount of $103,500 which bear annual interest at 6.25%, payable semi-annually in arrears on March 31 and September 30 of each year, starting from March 31, 2013, and maturing on September 30, 2017.

The Debenture holders may convert the Debentures at their option at any time prior to the maturity date. The Debentures are convertible into common shares of the Company at a conversion rate of 714.2857 common shares of the Company for every $1 amount principal of the Debentures, subject to adjustment in certain events.

The Debentures are redeemable in cash or in the Company’s shares starting from September 30, 2015 provided the volume weighted average price of the Company’s shares on the TSX for 20 consecutive trading days ending five days prior to the date on which notice of redemption is given (the “current market price”) is at least $1.82 per common share. The number of shares to be issued will be determined by dividing the principal amount of Debentures to be redeemed by 95% of the current market price.

The option of the holders to convert the Debentures into common shares of the Company resulted in accounting for the Debentures at inception as a compound financial instrument with $82,512 ($78,626 net of transaction costs of $3,886 — refer below) recorded as long term debt, being the fair value of the principal and interest cash payments, and the remaining $20,988 (or $20,000 net of transaction costs of $988 — refer below) recorded as equity and representing the value of the holder conversion option. The debt component is subsequently measured at amortized cost using the effective interest method.

The Company incurred transaction costs of $4,875 related to the issuance of the Debentures (including underwriter fees of $4,140) which are proportionately allocated between the debt and equity component and netted against each; the portion allocated to the debt component ($3,886) is amortized over the term of the Debentures using the effective interest rate method.

In 2014 the Company capitalized in mining interests $Nil (2013 - $3,022) of interest expense and unwinding of discount.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(in thousands of Canadian dollars, except per share amounts)

18.       SHARE-BASED LIABILITIES

As at December 31,	2014	2013

Performance share units (i)	$1,395	$435
Deferred share units (ii)	693	319
Total share-based liabilities	$2,088	$754
Current portion	$394	$—
Long term portion	$1,694	$754

(i)             The Company has a Performance Share Unit Plan (the “PSU plan”) whereby PSUs are issued to eligible executives as determined by the Company’s Board of Directors. PSUs issued under the PSU plan entitle the holder to a cash payment at the end of a three year performance period equal to a target settlement ranging from 100% to 150% (the “payout factor”) of the current market value of the underlying Lake Shore Gold shares, to be determined at the end of the performance period based on the performance of the underlying Lake Shore Gold shares.

In 2014 and 2013, the Company issued 1,230,865 and 2,576,978 PSUs, respectively. The fair value of the PSUs at December 31, 2014 and 2013 is based on the market value of the Company’s shares, discounted based on vesting terms and adjusted for the estimated payout factor (100% for December 31, 2014 and 2013). The discount rate used is 10.2% for December 31, 2014 and 2013.

Changes to the PSUs liability are as follows:

For the year ended December 31,	2014	2013
Balance, beginning of year	$435	$255
Share based payment expense	960	180
Total performance share units liability	$1,395	$435
Current portion	$394	$—
Long term portion	$1,001	$435

(ii)          The Company has a Deferred Share Unit Plan (the “DSU plan”) whereby the non-executive Directors of the Company can elect to receive their annual compensation in cash, DSUs or a combination of both. Under the plan, additional DSUs may be issued to non-executive Directors of the Company as determined by the Company’s Board of Directors. DSUs issued under the DSU plan entitle the holder upon retirement to a cash payment, shares of the Company or a combination of both, as elected by the holder.  In the case of a payment in shares, the Company will purchase the shares on the open market, through a broker, on behalf of the holder.

In 2014 and 2013, the Company issued 548,631 and 1,076,862 DSUs, respectively. The fair value of the DSUs at December 31, 2014 and 2013 was determined using the Black-Scholes option pricing model with the following assumptions: expected volatility based on past history of 72% to 83% (2013 - 74% to 84%) risk-free interest rate of 1.03% to 2.4% (2013 - 1.07% to 3.0%), dividend rate of $Nil and expected life ranging between 3.0 — 10.0 years (2013 - 1.0 — 10.0 years).

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(in thousands of Canadian dollars, except per share amounts)

Changes to the DSUs liability are as follows:

For the year ended December 31,	2014	2013
Balance, beginning of year	$319	$224
Share based payment expense	374	95
Total deferred share units liability	$693	$319

19.       ENVIRONMENTAL REHABILITATION PROVISION

Environmental rehabilitation provision represents the discounted values of the estimated cost for site reclamation and remediation of the Bell Creek Mill ($3,120), Bell Creek Mine ($800) and Timmins West Mine ($1,420) as well as liability for some other projects ($300). This includes site restoration, rehabilitation and remediation of tailing ponds, roads, mine infrastructure and plant and equipment.

The present value of the provision has been calculated using a real pre-tax annual discount rate, based on Bank of Canada treasury bonds of an appropriate tenure as at December 31, 2014 and 2013 (0.47% to 1.25% at December 31, 2014 and 1.14% to 1.89% at December 31, 2013); estimated remaining life of mine of 6 years for the Timmins West Mine, 13 years for Bell Creek Mine and 16 years for the Bell Creek Mill as at December 31, 2014 (7, 15 and 17 years, respectively for Timmins West Mine, Bell Creek Mine and Bell Creek Mill at December 31, 2013); the cash flows have been adjusted to reflect the risk attached to these cash flows. Uncertainties in the timing for use of this provision include changes in the future that could impact the timing of closing the mines, as new resources and reserves are discovered. Letters of credit of $5,521 have been issued to the Ministry of Northern Development and Mines (note 13); the funds supporting the letters of credit will be used to cover expenses incurred for site reclamation and remediation upon the closure of the mines. The total undiscounted estimated rehabilitation provision is $6,600.

The liability is accreted over time through charges to finance costs and, the associated costs capitalized on the related assets are amortized for the Timmins West Mine, Bell Creek Mine and Bell Creek Mill over the respective lives of the mines and the mill.

Changes to the environmental rehabilitation provision are as follows:

For the year ended December 31,	2014	2013
Balance, beginning of year	$4,770	$5,257
Revisions in estimates	795	(541)
Unwinding of the discount	75	54
Total environmental rehabilitation provision	$5,640	$4,770

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(in thousands of Canadian dollars, except per share amounts)

20.       DEFERRED TAXES

The provision for income and mining taxes included in net earnings (loss) represents an effective rate different than the statutory rate of 25% (2013 — 25%) computed by applying the cumulative Canadian federal and provincial income tax rates to the income (loss) before taxes due to the following:

For the year ended December 31,	2014	2013
Income (loss) from continuing operation before taxes	$23,614	$(229,167)
Computed income tax expense (recovery) at Canadian statutory rates	5,904	(57,292)
Non-deductible expenses	279	2,252
Changes in the unrecognized deferred tax assets	(6,183)	55,040
Deferred tax recovery	$—	$—

Deferred income tax

Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

As at December 31,	2014	2013

Deferred income tax assets
Operating losses carried forward	$—	$1,803
Share issue costs	3,934	4,368
Total deferred income tax assets	$3,934	$6,171

Deferred income tax liabilities

Long term debt	$(3,934)	(6,171)
Total deferred income tax liability	$(3,934)	$(6,171)
Net deferred income tax asset	$—	$—

Unrecognized deferred tax assets and liabilities

Deferred tax assets have not been recognized in respect of the following items:

As at December 31,	2014	2013
Income tax:
Tax losses	$118,120	$163,700
Deductible temporary differences	$84,500	$93,200
Federal investment tax credits	$17,200	$17,200

Mining tax:
Deductible temporary differences	$132,400	$229,600

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(in thousands of Canadian dollars, except per share amounts)

The tax losses and deductible temporary differences not recognized expire as noted below and can be applied against future taxable profit. Deferred tax assets have not been recognized in respect of these items because the Company does not have a history of taxable earnings.

Income tax:

Type	Amount	Expiry date
Net operating losses	$118,120	2029-2033
Deductible temporary differences	$84,500	N/A
Federal investment tax credits	$17,200	2026-2033

Mining tax:

Type	Amount	Expiry date
Deductible temporary differences	$132,400	N/A

The Company has deductible temporary differences of a capital nature of $33,100 (2013 - $29,400), the benefit of which have not been recognized in the consolidated financial statements.

21.       SHAREHOLDERS’ EQUITY

a)   Share capital

On December 3, 2014, the Company raised gross proceeds of $15,093 through the issuance of 12,900,000 flow-through common shares under a private placement at $1.17 per flow-through share. The net proceeds from the flow-through financing of $14,350 were recorded as share capital ($11,575) and deferred premium liability ($2,775).

On May 22, 2014, the Company raised gross proceeds of $5,035 through the issuance of 5,300,000 flow-through common shares under a private placement at $0.95 per flow-through share. The net proceeds from the flow-through financing of $4,960 were recorded as share capital ($4,077) and deferred premium liability ($883).

During the year ended December 31, 2014, the Company amortized $530 of deferred premium (recorded in other (loss) income).

The Company has until December 31, 2015 to spend the flow-through funds raised in 2014 on eligible Canadian exploration expenditures (“CEE”). The Company has spent $2,980 on CEE to December 31, 2014.

In 2013, 885,964 common shares of the Company valued at $700 were issued to Sprott (note 17(a)) representing the 2% drawdown fee for the Standby Line.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(in thousands of Canadian dollars, except per share amounts)

As part of an agreement with Flying Post First Nation and Mattagami First Nation (note 14), Lake Shore Gold issued 50,000 common shares of the Company to the two First Nation communities in each of the 2014 and 2013 (valued at $45 and $32, respectively).

b)                                     Reserves

i)                Share Options

As at December 31, 2014, the Company had 21,915,856 options outstanding of which 12,459,522 are exercisable. Under the Company’s stock option plan, options may not be granted for a term exceeding ten years and the minimum exercise price cannot be less than the volume weighted average closing price of the Company’s common shares on the Toronto Stock Exchange, for the five trading days preceding the grant of the option.  All options granted to date have been for a term of five years. The maximum number of options issuable by the Company is 7% of the issued and outstanding common shares. The Board of Directors determines the vesting terms of the options which may vary between grants; all outstanding grants vest in three equal amounts in a three year period from the grant date.

Movements in share options during the years ended December 31, 2014 and 2013 were as follows:

	December 31, 2014		December 31, 2013
	Number of options	Weighted- average exercise price	Number of options	Weighted- average exercise price
Outstanding, beginning of year	24,245,365	$1.89	23,087,535	$2.32
Granted	3,607,290	$0.84	7,527,615	$0.41
Exercised	(563,000)	$0.86	(30,000)	$0.79
Forfeited	(5,373,799)	$2.69	(6,339,785)	$1.72
Outstanding, end of year	21,915,856	$1.55	24,245,365	$1.89
Exercisable, end of year	12,459,522		12,689,750

During the year ended December 31, 2014, the Company granted 3,607,290 (2013 - 7,527,615) stock options to its employees which vest over a period of 3 years, are exercisable at a weighted average price of $0.84 per option (2013 - $0.41), expire in five years from date of issuance, and have a total fair value of $1,449 (2013 - $1,533): The weighted average fair value at grant date was $0.40 for the year ended December 31, 2014 ($0.20 for the year ended December 31, 2013).

The fair value of stock options granted during 2014 and 2013 is estimated at the time of the grant using the Black-Scholes option pricing model with assumptions as follows: expected volatility based on past history of 81% to 94% (2013 - 63% to 92%), risk-free interest rate of 1.0% to 1.4% (2013 - 0.99% to 1.5%), forfeiture rate of 7.6% to 8.3% (2013 — 7.6% to 8.7%), dividend rate of 0% and expected life ranging between 1.6 - 3.5 years for different vesting tranches of options granted for both years.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(in thousands of Canadian dollars, except per share amounts)

ii)                                    Share Options Exercised

The following table outlines share options exercised during the year ended December 31, 2014:

Grant price	Number of options exercised	Exercise dates	Weighted average closing share price at exercise date
$0.41-$0.99	563,000	March 4 to December 3, 2014	$1.15
	563,000		$1.15

For the year ended December 31, 2013:

Grant price	Number of options exercised	Exercise dates	Weighted average closing share price at exercise date
$0.55-$0.99	30,000	January 15, 2013	$0.91
	30,000		$0.91

iii)                                Share Options outstanding at the end of the year

The following table summarizes information concerning outstanding and exercisable options at December 31, 2014:

Exercise price	Options outstanding	Options exercisable	Remaining contractual life (years)	Expiry dates
$0.37-$0.99	13,914,856	4,464,522	3.36	November 14, 2017 to November 5, 2019
$1.00-$1.99	1,971,000	1,965,000	1.86	October 30, 2016 to March 23, 2017
$2.00-$2.99	30,000	30,000	1.51	July 3, 2016
$3.00-$3.99	6,000,000	6,000,000	0.77	May 2, 2015 to May 31, 2016
	21,915,856	12,459,522

iv)                                  Share-based payment expense

The cost of share-based payments is allocated to production costs (options granted to employees involved in the commercial operations at the mines and mill), general and administrative costs (options granted to directors and corporate employees), exploration expenses (options granted to individuals involved in exploration work on the green field exploration stage properties), and capitalized as part of mining properties (options granted to individuals involved on the specific projects capitalized). The Company capitalized $Nil of share-based payments for the year ended December 31, 2014 ($149 in 2013).

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(in thousands of Canadian dollars, except per share amounts)

The allocation of share-based payments on the consolidated statement of comprehensive income (loss) for the year ended December 31, 2014 and 2013 is as follows:

For the year ended December 31,	2014	2013
General and administrative	$926	$1,706
Production costs, note 6	408	471
Exploration	—	110
Total share-based payments	$1,334	$2,287

c)                                    Basic and diluted income (loss) per share

The basic and diluted income (loss) per share for the years ended December 31, 2014 and 2013 is calculated as shown in the table below. The diluted income per share for the year ended December 31, 2014 includes the impact of certain outstanding options; the impact of the outstanding convertible debentures is not included in the calculations as the impact would be anti-dilutive. The calculation of diluted loss per share for year ended December 31, 2013 does not include impact of the outstanding options and convertible debentures as the impact would have been anti-dilutive.

For the year ended December 31,	2014	2013

Earnings (loss) from continuing operations	$23,614	$(229,167)
Weighted average basic number of common shares outstanding (in ‘000s)	421,158	416,536
Basic earnings (loss) per share from continuing operations	$0.06	$(0.55)

Weighted average diluted number of common shares outstanding (in ‘000s)	426,325	416,536
Diluted earnings (loss) per share from continuing operations	$0.06	$(0.55)

For the year ended December 31,	2014	2013
Net earnings (loss)	$23,614	$(233,469)
Weighted average basic number of common shares outstanding (in ‘000s)	421,158	416,536
Basic earnings (loss) per share	$0.06	$(0.56)
Weighted average diluted number of common shares outstanding (in ‘000s)	426,325	416,536
Diluted earnings (loss) per share	$0.06	$(0.56)

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(in thousands of Canadian dollars, except per share amounts)

Weighted average diluted number of common shares for years ended December 31, 2014 and 2013 is calculated as follows:

For the year ended December 31,	2014	2013
Weighted average commons share outstanding	421,158	416,536
In the money shares-share options (in ‘000s)	5,167	—
Weighted average diluted number of common shares outstanding	426,325	416,536

22.       DEFINED CONTRIBUTION PENSION PLAN

The Company has a defined contribution pension plan which covers all the Company’s employees. The only obligation of the Company with respect to the plan is to make the specified contributions. During the year ended December 31, 2014, the Company recorded $1,679 of pension expense (2013 - $1,576) in the consolidated statement of comprehensive income (loss) and capitalized $296 to mining properties (2013 - $426) in the consolidated statement of financial position.

23.       SUPPLEMENTAL CASH FLOW INFORMATION

For the year ended December 31,	2014	2013

Change in operating working capital
(Increase) decrease in receivables and prepaids	$(508)	$2,201
(Increase) decrease in inventories and stockpiled ore	(6,538)	7,227
Increase (decrease) in accounts payable and accrued liabilities	7,911	(1,196)
	$865	$8,232

Cash and cash equivalents at December 31 consist of:
Cash	$24,195	$33,120
Short term investments	30,175	—
	$54,370	$33,120

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(in thousands of Canadian dollars, except per share amounts)

For the year ended December 31,	2014	2013

Mining interests
Reduction in working capital related to mining interests	$(892)	$(9,242)
Additions on finance lease assets	9,270	5,899
Changes in mine closure assets	795	(541)
Shares issued as part of mining property agreements	45	$32
Non cash borrowing costs capitalized	—	6,205
Shares received as part of the Mexico subsidiary disposal	—	(1,700)
Stock option expense capitalized	—	149
	$9,218	$802

Assets held for sale
Translation of foreign operations	—	$3,967
	$—	$3,967

Share Capital
Transfer of amounts from reserves	188	13
Shares issued for mining properties	45	32
Shares issued for financing agreement note 17(a)	—	700
Deferred premium on flow-through financing note 21(a)	3,658	—
	$3,891	$745

24.       SEGMENTED INFORMATION

The Company has two operating segments: mining operations and exploration and advanced exploration. Corporate, which is not an operating segment, includes all the corporate growth and development activities and the corporate team that provides administrative, technical, financial and other support to all of the Company’s business units. Other corporate expenses include general and administrative costs and the Company’s share of loss of its equity investments; finance (loss) income, net, bank and debt interest and other charges and interest earned on cash and cash equivalents. The information reported below is based on the information provided to the Chief Executive Officer, who is the chief operating decision maker.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(in thousands of Canadian dollars, except per share amounts)

As at and for the year ended December 31, 2014

	Mining operations*	Exploration and advanced exploration**	Corporate	Total
Revenues	$256,144	$—	$—	$256,144
Earnings from mine operations	$64,112	$—	$—	$64,112
General and administrative	—	—	(13,534)	(13,534)
Exploration	—	(3,339)	—	(3,339)
Share of loss of investments in associates	—	—	(865)	(865)
Write down of available for sale investments	—	—	(807)	(807)
Earnings (loss) from operations and associates	$64,112	$(3,339)	$(15,206)	$45,567
Other loss, net	—	—	(3,284)	(3,284)
Finance loss, net	—	—	(18,669)	(18,669)
Net earnings (loss)	$64,112	$(3,339)	$(37,159)	$23,614
Expenditures on mining interests including movements on working capital	$56,296	$656	$—	$56,952

Total assets	$454,611	$105,182	$59,885	$619,678
Total liabilities	$42,024	$—	$105,602	$147,626

As at and for the year ended December 31, 2013

	Mining operations*	Exploration and advanced exploration**	Corporate	Total
Revenues	$192,647	$—	$—	$192,647
Loss from mine operations	$(200,049)	$—	$—	$(200,049)
General and administrative	—	—	(12,555)	(12,555)
Exploration	—	(1,313)	—	(1,313)
Write down of investments in associates	—	—	(3,874)	(3,874)
Share of loss of investments in associates			(1,833)	(1,833)
Loss from operations and associates	$(200,049)	$(1,313)	$(18,262)	$(219,624)
Other loss, net	—	—	5,133	5,133
Finance loss (net)	—	—	(14,676)	(14,676)
Loss from continuing operations	(200,049)	(1,313)	(27,805)	(229,167)
Loss from discontinued operations	—	(4,302)	—	(4,302)
Net loss	$(200,049)	$(5,615)	$(27,805)	$(233,469)
Expenditures on mining interests including movements on working capital	$99,849	$52	$—	$99,901

Total assets	$454,350	$104,568	$39,014	$597,932
Total liabilities	$33,086	$—	$133,678	$166,764

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(in thousands of Canadian dollars, except per share amounts)

* Mining operations include activities related to the Company’s Timmins West Mine, Bell Creek Mine and Bell Creek Mill.

** Exploration and advanced exploration include green field exploration (which is expensed on the consolidated statement of income (loss)) as well as properties capitalized as per the Company’s policy (other than expenditures on properties forming part of mining operations).

The Company sells its gold bullion through several brokers and there is no economic dependence; the Company does not have any long term sales contracts.

25.       FINANCIAL INSTRUMENTS

MANAGEMENT OF CAPITAL RISK

The Company manages its capital structure and makes adjustments to it to effectively support the acquisition, exploration and development of mineral properties. In the definition of capital, the Company includes, as disclosed on its consolidated statement of financial position: share capital, equity portion of convertible debentures, deficit, reserves and long-term debt (as disclosed in note 17).

The Company’s capital at December 31, 2014 and 2013 is as follows:

As at December 31,	2014	2013
Share capital	$1,033,623	$1,017,262
Equity portion of convertible debentures	14,753	14,753
Reserves	32,297	31,388
Deficit	(608,621)	(632,235)
Long term debt note 17	96,298	130,025
	$568,350	$561,193

The Company believes it has sufficient funds to finance its current core operating, development and exploration expenditures. Longer term, the Company may pursue opportunities to raise additional capital through equity and/or debt markets as it progresses with its projects and properties. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that its approach, given the relative size of the Company, is reasonable.

The Sprott debt facility (note 17(a)) has certain financial covenants, which must be maintained on an ongoing basis, as follows:

•                  Leverage ratio of less than or equal to 3;

•                  Current ratio of no less than 1.10;  and

•                  Cash and cash equivalents balance of not less than $10,000 (added effective December 12, 2013, effective date of the Modification Agreement (note 17(a)).

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(in thousands of Canadian dollars, except per share amounts)

Below are the definitions as provided in the agreement:

•                  Leverage ratio at a certain date is the ratio of net indebtedness to rolling EBITDA;

•                  EBITDA is defined as the Company’s earnings before interest, income taxes, depreciation and amortization under IFRS;

•                  Rolling EBITDA is the sum of EBITDA for the current quarter and for the three immediate preceding quarters;

•                  Current ratio is equal to current assets of the Company divided by current liabilities under IFRS. The December 12, 2013 Modification Agreement provide for certain exclusions from current liabilities; and

•                  Total indebtedness at a certain date includes the total borrowings of the Company (including the Facility, finance lease obligations but excluding accounts payable and accrued liabilities and environmental obligations);

Non-compliance with the financial covenants could result in the Company having to immediately repay the outstanding balance of the Sprott debt facility. Throughout 2014 and 2013 and as at December 31, 2014 and 2013 the Company was in full compliance with all applicable debt covenants.

Neither the Company nor its subsidiaries are subject to any other externally imposed capital requirements and do not have exposure to asset-backed commercial paper or similar products.

The Sprott debt facility is scheduled to be fully paid on May 29, 2015 with the last payment on the Gold Loan at which time the covenants will no longer be applicable.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(in thousands of Canadian dollars, except per share amounts)

CARRYING VALUES OF FINANCIAL INSTRUMENTS

The carrying values of the financial assets and liabilities at December 31, 2014 and 2013 are as follows:

As at December 31,	2014	2013
Financial Assets
At fair value through profit or loss
Cash and cash equivalents	$54,370	$33,120
Restricted cash	7,418	7,095
Embedded derivative asset note 17(a)	1,412	6,703
	$63,200	$46,918
Loans and receivable, measured at amortized cost
Receivables note 9	$3,395	$2,405

Available-for-sale, measured at fair value
Investments in public companies note 11	$708	$416

Financial Liabilities
At fair value through profit or loss
Minimum Return Derivative liability note 17(a(i))	$687	$2,406

Other financial liabilities, measured at fair value
Share-based liabilities note 18	$2,088	$754

Other financial liabilities, measured at amortized cost
Accounts payable and accrued liabilities	$26,531	$21,619
Long term debt note 17	$96,298	$130,025
	$122,829	$151,644

FAIR VALUES OF FINANCIAL INSTRUMENTS

The fair values of cash and cash equivalents, restricted cash, receivables and accounts payable and accrued liabilities approximate their carrying values due to the short-term to maturity of these financial instruments. The fair value of debentures at December 31, 2014 is $97,021 (December 31, 2013 - $79,809).

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(in thousands of Canadian dollars, except per share amounts)

The fair value hierarchy of financial instruments measured at fair value on the balance sheet is as follows:

As at December 31,	2014	2013
	Level 1	Level 1

Cash and cash equivalents	$54,370	$33,120
Restricted cash	$7,418	$7,095
Investments in public companies note 11	$708	$416
Standby Line liability note 17(a(ii))	$—	$30,000

	Level 2	Level 2

Gold loan liability	$7,049	$21,192
Embedded derivative asset liability note 17(a(i))	$1,412	$6,703
Minimum Return Derivative liability note 17(a(i))	$687	$2,406
Share-based liabilities note 18	$2,088	$754

The Company does not have any financial instruments measured using Level 3 inputs. The Company does not offset financial assets with financial liabilities and there were no transfers between Level 1 and Level 2 input financial instruments.

The fair value of the gold loan liability and embedded derivative (asset) liability are determined by discounting future payments based on forward gold prices and forward US$/Canadian$ foreign exchange rates.

The fair value of share-based liabilities is determined based on option pricing models that utilize a variety of inputs that are a combination of quoted prices and market corroborated inputs.

RISK MANAGEMENT POLICIES

The Company is exposed to financial risks sensitive to changes in commodity prices, foreign exchange and interest rates. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the risk management framework. Currently the Company has not entered into any material options, forward or future contracts to manage its price-related exposures. Similarly, derivative financial instruments are not used to reduce these financial risks.

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit Risk

The Company’s credit risk is primarily attributable to receivables, which mainly consist of sales tax due from the Federal Government of Canada. The Company’s surplus cash at December 31, 2014, is invested in liquid low risk accounts in A rated Canadian Banks. The Company has no significant concentration of credit risk arising from operations. Management believes that the credit risk concentration with respect to financial instruments included in other assets is remote.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(in thousands of Canadian dollars, except per share amounts)

Liquidity Risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansionary plans. In the normal course of business, the Company enters into contracts that give rise to commitments for future payments as disclosed in notes 14, 16 and 27. All of the Company’s financial liabilities are subject to normal trade terms.

Market Risk

a.              Interest rate risk

The Company is exposed to interest rate fluctuations related to interest earned on its cash on hand. The Company’s current policy is to invest surplus cash in low risk investments with banking institutions. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks and investments.

The Company’s surplus cash at December 31, 2014, is invested in liquid and low risk accounts in A rated Canadian Banks. The Company is exposed to short term interest rates through the interest earned on cash balances. A 1% change in short term rates would change the interest income and net earnings (loss) of the Company, assuming that all other variables remain constant, by approximately $470 in 2014 (2013 - $260).

b.              Price risk

The Company is exposed to price risk with respect to fluctuation in gold prices which impacts the future economic feasibility of its mining interests and cash earnings from its operating mines. The Company is also exposed to price risk with respect to its gold loan facility (note 17(a)), which will be repaid using a fixed amount of gold ounces multiplied by the Bloomberg gold closing price on the date of payment.

The Company has not entered into any material derivative financial instruments to manage exposure to price risk. Gold prices are affected by numerous factors such as the sale or purchase of gold by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold producing countries throughout the world.  A 10% change in gold prices would result in approximately $25,058 change in the Company’s net earnings for 2014 (2013 - $19,500); the change in the net earnings includes $Nil for 2014 (2013 - $300) change in the mark to market value of gold loan derivatives.

c.               Foreign currency exchange risk

The Company is exposed to foreign currency exchange risk with respect to future gold sales, since gold sales are denominated in United States Dollars (US$) and the Company’s functional currency is Canadian dollar. The movements on US$ rates may impact the future economic feasibility of the Company’s mining interests.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(in thousands of Canadian dollars, except per share amounts)

The Company is also exposed to foreign currency exchange risk with respect to its gold loan facility (note 17(a)), which will be repaid using a fixed amount of gold ounces multiplied by the Bloomberg gold closing price on the date of payment (gold price is denominated in US$). A 10% change in the US$/CAD$ exchange rate would change the unrealized foreign exchange gain (loss) and net earnings of the Company for 2014, assuming that all other variables remains constant, by approximately $592 in 2014 (2013 - $300).

26.       RELATED PARTY TRANSACTIONS

Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and are not disclosed in this note.

Compensation of key management personnel

The remuneration of directors and other members of key executive management personnel (Chief Executive Officer, Senior Vice President and Chief Financial Officer, Vice President of Operations and Senior Vice President of Exploration) during the years ended December 31, 2014 and 2013 are as follows:

For the year ended December 31,	2014	2013
Salaries and directors’ fees	$3,300	$2,256
Benefits	162	174
Share-based payments	1,638	1,584
	$5,100	$4,014

Share-based payments include the share-based payment expense for options granted of $702 (2013 - $1,337), PSUs $562 (2013 - $151) and DSUs $374 (2013 - $96); there were no post-employment benefits, or other long term benefits during the years ended December 31, 2014 and 2013. There was $358 termination benefits paid for 2014 (2013 - $Nil).

Related party transactions are measured at the exchange amount which is the consideration agreed to between the parties.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(in thousands of Canadian dollars, except per share amounts)

27.       COMMITMENTS AND CONTRACTUAL OBLIGATIONS

In addition to royalty commitments and contractual obligations under various property agreements (note 14), the Company’s existing contractual obligations are as follows:

	Payments Due by Period
Contractual obligations	Total	Less than a year	1-3 years	4-5 years	After 5 years
Accounts payable and accrued liabilities	$26,531	$26,531	$—	$—	$—
Finance leases and other	$15,936	$7,605	$7,642	$689	$—
Environmental rehabilitation provision	$5,640	$—	$—	$—	$5,640
Long term debt - principal and interest payments	$129,452	$12,997	$116,455	$—	$—
	$177,559	$47,133	$124,097	$689	$5,640